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                                    FORM N-8F

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     /X/   MERGER
     / /   LIQUIDATION
     / /   ABANDONMENT OF REGISTRATION

     (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     / / Election of status as a BUSINESS DEVELOPMENT COMPANY
     (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: PaineWebber America Fund

3.   Securities and Exchange Commission File No.: 811-3502

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     /X/   Initial Application   / /   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     51 West 52nd Street
     New York, NY  10019-6114

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Amy R. Doberman
     51 West 52nd Street
     New York, NY  10019-6114
     (212) 713-8853



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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

     Brinson Advisors, Inc.
     (formerly, Mitchell Hutchins Asset Management Inc.)
     51 West 52nd Street
     New York, NY  10019-6114
     (212) 882-5000

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     /X/    Management company;
     / /    Unit investment trust; or
     / /    Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

            /X/      Open-end         / /     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     The fund is a business trust organized and existing under the laws of the Commonwealth of Massachusetts and consists of one series, PaineWebber Growth and Income Fund.

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated:

     Brinson Advisors, Inc., which served as investment adviser for the fund, is located at 51 West 52nd Street, New York, NY 10019-6114. From October 10, 2000 through February 23, 2001 (date of merger), three sub-advisers, Institutional Capital Corporation ("ICAP"), Westwood Management Corporation ("Westwood") and State Street Global Advisors ("SSgA"), managed the assets of the fund allocated to them by Brinson Advisors. ICAP is located at 225 West Wacker Drive, Suite 2400, Chicago, Illinois 60606-1229. Westwood is located at 300 Cresent Court, Suite 1300, Dallas, Texas 75201. SSgA is located at Two International Place, Boston, Massachusetts 02110.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Brinson Advisors, Inc., the fund's principal underwriter, is located at 51 West 52nd Street, New York, NY 10019-6114.


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13.  Not applicable.

14.  Not applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes          / /  No

     If Yes, state the date on which the board vote took place: October 6, 2000. If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          /X/  Yes          / /  No

     If Yes, state the date on which the shareholder vote took place: February 1, 2001 If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          /X/  Yes          / /  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          February 23, 2001.

     (b)  Were the distributions made on the basis of net assets?

          /X/  Yes          / /  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          /X/  Yes          / /  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


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     (e)  LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          / /  Yes         / /  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Not applicable.

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

                  /X/  Yes          / /  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?
     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  / /  Yes         /X/  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  / /  Yes         /X/  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          / / Yes          / / No


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21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          / / Yes           /X/ No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)   List the expenses incurred in connection with the Merger or
           Liquidation:

     (i)   Legal expenses:                                          $    69,500

     (ii)  Accounting expenses:                                            4,500

     (iii) Other expenses (list and identify separately):

           -  Proxy filing, print & mailing                               86,972

           -  Shareholder proxy services                                  82,375

     (iv)  Total expenses (sum of lines (i)-(iii) above):                243,347

     (b)   How were those expenses allocated?            Specifically by invoice

     (c)   Who paid those expenses?                             Brinson Advisors

     (d)   How did the fund pay for unamortized expenses
           (if any)?                                              Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          / / Yes          /X/ No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


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V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          /X/ Yes         / / No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     A lawsuit captioned Miller v. Burt, filed in the U.S. District Court for the Southern District of Illinois on March 27, 2001, and the First Amended Complaint in that suit, now captioned Miller et al. v. Mitchell Hutchins Asset Management, Inc., et al., filed on April 25, 2001 (Brinson Advisors, Inc. is the new name of Mitchell Hutchins, effective May 1, 2001.) The lawsuit seeks to recover advisory and distribution fees paid to Mitchell Hutchins by PaineWebber Growth and Income Fund. The lawsuit alleges, among other things, that the independent directors of the fund are in fact controlled by Mitchell Hutchins and, as a result, the advisory and distribution contracts between Mitchell Hutchins and the fund are void. The fund believes the suit is without merit and it will defend itself vigorously in the litigation.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           / / Yes          /X/ No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26. (a) State the name of the fund surviving the Merger: PACE Large Company Value Equity Investments, a series of PaineWebber PACE Select Advisors Trust.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:
          File No. 811-8764.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
          File No. 333-51010, Form N-14 (Post-Effective Amendment No. 1), filed on March 14, 2001.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PaineWebber America Fund, (ii) she is the Secretary and Vice President of PaineWebber America Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief .

                                            /s/ Amy R. Doberman
                                        -----------------------------------
                                        Name: Amy R. Doberman
                                        Title: Secretary and Vice President